UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bowman Consulting Group Ltd.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

103002101

(CUSIP Number)

Gary Bowman

Theresa Bowman

12355 Sunrise Valley Drive, Suite 520

Reston, Virginia 20191

(703) 464-1000

Copies to:

Robert Hickey

Chief Legal Officer

12355 Sunrise Valley Drive

Suite 520

Reston, Virginia 20191

Tel: (703) 464-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 103002101	13D	Page 2 of 4

1.	Names of Reporting Persons. Gary Bowman, Theresa Bowman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,478,095 shares
	8.	Shared Voting Power 900,000
	9.	Sole Dispositive Power 1,478,095 shares
	10.	Shared Dispositive Power 900,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Person 2,378,095 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on 11,132,960 shares of common stock outstanding, which is the number of shares outstanding as of August 12, 2021 as reported in the Quarterly Report on Form 10 Q for the quarter ended June 30, 2021 of Bowman Consulting Group Ltd. (No. 333-255076) filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2021.

CUSIP No. 103002101	13D	Page 3 of 4

Explanatory Note

This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D originally filed by Gary Bowman on May 13,2021 relating to shares of common stock, $0.01 par value per share (the “Common Stock”), of Bowman Consulting Group Ltd., a Delaware corporation (the “Issuer”).

Item 4. Purpose of the Transaction

Item 4 is hereby amended as follows:

Mr. Bowman transferred 900,000 shares of Common Stock to his spouse, Theresa S. Bowman, on September 21, 2021, in connection with estate planning. The price was $13.40.

Mr. Bowman has no plans or proposals which relate to or would result in any of the matters listed in Item 4 of Schedule 13D except that, from time to time, Mr. Bowman may acquire shares of Common Stock pursuant to equity awards granted to him by the Issuer or, for investment purposes. Mr. Bowman may acquire or dispose of shares of Common Stock through open market transactions or otherwise, and may gift shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a)—(b) Mr. Bowman has the sole voting and dispositive power over 1,478,095 shares of Common Stock and shared dispositive power over 900,000 shares of common stock, which are held by his spouse as result of the transfer on September 21, 2021 described in Item 4. The Common Stock over which Mr. Bowman has sole and shared voting and dispositive power represents 21% of the total shares of Common Stock outstanding.

The above calculations are based on 11,132,960 shares of common stock outstanding, which is the number of shares outstanding as of August 12, 2021 as reported in the Issuer’s Quarterly Report on Form 10 Q for the quarter ended June 30, 2021 filed with the SEC on August 12, 2021.

(c)—(e) N/A

CUSIP No. 103002101	13D	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2021

/s/ Gary Bowman
Gary Bowman